
SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2007
WASH, D.C.
209
SECTION



07006975

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-06 AND ENDING 3-31-07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHLAKE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 SLEEPY HOLLOW TRAIL
(No. and Street)

SOUTHLAKE TX 76092
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD SANDOW · 817-329-5950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLOMON STEIN, CPA
(Name – *if individual, state last, first, middle name*)

6757 ARAPAHO, STE 711, DALLAS, TX 75248-4005
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RICHARD L. SANDOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHLAKE CAPITAL, LLC, as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title


IVONA ROGERS
MY COMMISSION EXPIRES
April 23, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHLAKE CAPITAL, LLC.

FINANCIAL STATEMENTS

AND

ADDITIONAL INFORMATION

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

YEAR ENDED MARCH 31, 2007

CONTENTS

SOLOMON STEIN, CPA
1229 Mohawk Trail
Richardson, Texas 75080

INDEPENDENT AUDITOR'S REPORT

Richard L. Sandow
President
SOUTHLAKE CAPITAL, LLC.
1360 Woodbrook Lane
Southlake, Texas 76092

I have audited the accompanying statement of financial condition of Southlake Capital, LLC., (the Company) as of March 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southlake Capital, LLC., as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the contents page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

May 24, 2007

Solomon Stein, CPA

Solomon Stein, CPA

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2007

ASSETS

Cash, unrestricted	$ 31,616
Deposits with Clearing Agent	50,473
Investments	86,561
Furniture and Fixtures - 5,700, less	
Accumulated Depreciation of $ 3,500	2,200
Other Assets	6,866

	$ 177,716
	==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to Brokers / Dealers	$ 23,810
Shareholders' equity:	
Common stock, $ 0.25 par value	
Authorized - 4,000 shares	
Issued - 4,000 shares	$ 1,000
Capital in Excess of Par Value	31,562
Retained earnings	(7,394)
Net Income	128,738

	153,906
	$ 177,716
	=========

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF INCOME

Year ended March 31, 2007

Revenues:	
Commissions	$ 16,564
Net Securities Trading Gains / Losses	21,336
Investments Gains / Losses	0
Sale of Investment Company Shares	6,493
Other Income	201,614
	246,007
Costs and expenses:	
Salaries and Employment	$ 0
Commissions Paid	11,758
Interest Expenses	20,719
Regulatory Fees	5,198
Amortization / Depreciation	500
Other Operating Expenses	79,094
	117,269
Net Income	$ 128,738

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

March 31, 2007

	Common Shares	Stock Par Value	Capital in Excess of Par Value	Retained Earnings
Balance at 04/01/06	4,000	$ 1,000	$31,562	$121,716
Owner's Draw	-	-	-	(129,110)
Net Income	-	-	-	128,738
Balance at 03/31/07	4,000	$ 1,000	$31,562	$121,344

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CASH FLOWS - INDIRECT METHOD

Year ended March 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 128,738
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	500
Total Adjustments	500
Net Cash Provided by Operating Activities	129,238
Cash Flows from Investing Activities:	
Sale of Securities	92,096
Sale of Assets	0
Net Cash Provided by Investing Activities	92,096
Cash Flows from Financing Activities:	
Decrease in Current Accounts Payable	(92,653)
Return to owner	(129,110)
Net Cash Provided by Financing Activities	(221,763)
Net Increase (Decrease) in Cash	(429)
Cash at Beginning of Year	32,045
Cash at End of Year	$ 31,616
Supplemental Cash Flow Information:	
Income Taxes Paid	$ -
Interest Paid	$ 20,719

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS

OF GENERAL CREDITORS

March 31, 2007

Balance at April 1, 2006	$	0
Additions		0
Reductions		0
Balance at March 31, 2007	$	0

The accompanying notes are an integral part of the financial statements.

SOUTHLAKE CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2007

1. Summary of significant accounting policies

This summary of significant accounting policies of SOUTHLAKE CAPITAL, LLC., (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and will be applied on a basis consistent with that of the preceding year.

History and business activity

The Company was organized on November 15, 1995; and began operations later that month. The Company is a full service broker/dealer and has been authorized to initiate transactions for customers on any of the national or local securities exchanges for the following products: stocks, corporate bonds, municipal bonds, government bonds, mutual funds, and options. The Company also trades securities for its own account.

Depreciation and amortization

Depreciation of property and equipment is provided on the straight-line method over estimated useful lives of five years.

Organization costs and Corporate Goodwill will be amortized over the next 10 years utilizing the straight-line method.

Method of accounting

The Company records all commission income and expenses on the settlement date basis, which is generally the fifth business day following the transaction date.

2. Commitments and contingencies

The Company had no long term commitments or contingencies as of March 31, 2007.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital, net capital requirements and net capital ratio are summarized as follows:

Net capital	$ 138,701
Aggregate indebtedness	$ 23,810
Net capital requirements	$ 100,000
Net capital ratio	0.17 to 1

ADDITIONAL INFORMATION

SOUTHLAKE CAPITAL, LLC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

March 31, 2007

Net capital:	
Total shareholders' equity	$ 153,906
Deduct Non-Allowable Assets:	
Furniture and Fixtures (net of accumulated Depreciation), and Other Assets	(9,066)
Net capital before haircuts on securities positions	144,840
Haircuts on securities positions - corporate stocks and warrants	(6,139)
Net capital	$138,701
Aggregate indebtedness	23,810
Other liabilities	0
Total liabilities	23,810
Computation of basic net capital requirements:	
Greater of 6-2/3% of Aggregate indebtedness	$ 1,587
or	
Minimum dollar net capital	$100,000
Minimum net capital required	$100,000
Ratio:	
Aggregate indebtedness to net capital	0.17 to 1

SOUTHLAKE CAPITAL, LLC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

March 31, 2007

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of March 31, 2007)

Net capital as reported in Company's Part II FOCUS report	$138,701
Adjustments:	0
Net capital per above	$138,701

SOUTHLAKE CAPITAL, LLC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

UNDER EXHIBIT A OF RULE 15c3-3

March 31, 2007

The Company is a fully-disclosed broker-dealer and does not carry customers' accounts; therefore, Rule 15c3-3 does not apply and the related schedules are omitted.

SOUTHLAKE CAPITAL, LLC.

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 WITH CORRESPONDING UNAUDITED MOST RECENT PART IIA OF FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT (FOCUS)

March 31, 2007

The Company is a fully-disclosed broker-dealer and does not carry customers' accounts; therefore, Rule 15c3-3 does not apply and the related schedules are omitted.

SOUTHLAKE CAPITAL, LLC.

INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS

UNDER RULE 15c3-3

March 31, 2007

The Company is exempt from Rule 15c3-3 under provision (K)(2)(B), in that all customer transactions are cleared through Southwest Securities, Inc., on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL

ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

Richard L. Sandow
President
SOUTHLAKE CAPITAL, LLC.
1360 Woodbrook Lane
Southlake, Texas 76092

I have examined the financial statements of SOUTHLAKE CAPITAL, LLC., (the Company), as of March 31, 2007, and have issued my report thereon dated May 24, 2007. As part of my examination, I have reviewed and tested the Company's system of internal accounting controls to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). My review did not encompass the procedures for safeguarding securities, or the practices and procedures employed quarterly in counting or accounting for securities and resolving securities differences in complying with the requirement for the prompt payment for securities as required by Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3, and in maintaining a reserve bank account as required by Rule 15c3-3 of the Securities and Exchange Commission, since the Company is a fully disclosed broker-dealer and does not carry customer accounts.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

The Company has decided to implement an Anti-Money Laundering (AML) Program, and consequently has approved an AML policy and designated its President, Richard Sandow, to be its Anti-Money Laundering Program Compliance Officer, with full responsibility for the implementation of the Company AML program. The AML policy requires the company to verify all customer provided information, prohibits cash deposits, and creation of foreign accounts. A random sample of customer deposits did not find any that included cash. All customer accounts are maintained at Southwest Securities, Inc., and no other accounts have been created.

In my opinion, the system of internal accounting controls of SOUTHLAKE CAPITAL, LLC., in effect at March 31, 2007, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

My study and evaluation of the system of internal controls did not reveal any material weaknesses or inadequacies requiring telegraphic notice within twenty-four hours as prescribed by Rule 17a-11. The existing compensating controls would, in my opinion, prevent or detect any material irregularities arising in a normal course of business in a timely fashion. The duties of posting General Ledger and other journal transactions are not segregated from bank statement reconciliation, custody over cash or securities, and similar functions, since the Company has only a single employee/owner. The Company President and only officer, prepares and reconciles all transactions on a daily basis. The in-house micro-computer based accounting system is adequate to accommodate the current volume of transactions and preparation of the monthly financial statements.

This report is intended solely for the use of management, the National Association of Securities Dealers and the Securities and Exchange Commission and should not be used for any other purpose.

Dallas, Texas

May 24, 2007

END